1050 17th Street, Suite 1710
Denver, Colorado 80265-2077

MAIN (800) 955-9988

October 20, 2016

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attn: Valerie Lithotomos, Esq.

Re:	SCM Trust – Shelton International Select Equity Fund
File Nos. 333-176060; 811-05617

Dear Ms. Lithotomos:

This letter is to inform you that an initial Form N-14 has been filed for the Shelton International Select Equity Fund for the reorganization of the fund from the FundVantage Trust to the SCM Trust. The N-14 is in substantially the same form as the N-14 filed on 8/29/2016 for the reorganization of the ARCapital Funds into the SCM Trust.

We are requesting limited review of the N-14 as you have reviewed a significant portion of the content previously. We have included the legality of shares opinion, tax opinion and the accountant’s consent with the filing.

Additionally, attached is a NAST analysis requesting that the FundVantage Shelton International Select Equity Fund be determined to be the accounting survivor.

Sincerely,
/s/Teresa Axelson

Teresa Axelson, CRCP
SHELTON CAPITAL MANAGEMENT | Advisory Group |PHONE: (415) 625-4911 | FAX: (303) 534-5627 | taxelson@sheltoncap.com

Exhibit A – Shelton International Select Equity Fund

NAST No -Action Letter

In NAST, the North American Security Trust sought assurance from the Staff that the SEC would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the "new portfolio"), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the "1933 Act") or Rule 34b-1 under the Investment Company Act of 1940 (the "1940 Act") if the new portfolio advertised the performance data of the predecessor fund as described in the request.

In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

Analysis

Applying the factors that the Staff identified in NAST to the Reorganization of the FundVantage Shelton International Select Equity Fund, the Trust believes that the factors identified by the Staff generally weigh in favor of determining the Shelton International Select Equity Fund being treated as the accounting survivor for financial statement purposes.

1.	Investment Adviser
The N-14 will reorganize the fund into a series of the SCM Trust. In the case of the Acquired Fund, the portfolio manager has recently retired and there has been 100% turnover in the day to day management of the fund. Additionally, the new portfolio management teams’ strategies are materially different, as are the performance outcomes. The new portfolio management team is employed by Shelton Capital Management and continue in their duties as the day-today management team for the fund. As disclosed in the FundVantage Shelton International Equity Fund prospectus dated September 1, 2016, the Acquired Fund’s investment strategy changed on February 15, 2016 and a new management team replaced the fund’s retiring portfolio manager. Based on these considerations, the Trust concludes that the use of the performance track record would be materially misleading to investors and prospective investors.

2.	Investment Objectives, Policies, and Restrictions
In the case of the Acquiring Fund, the Investment Objectives, Policies and Restrictions are substantially the same.

Following the Reorganization, there will be no similarity in strategy and expected outcomes between the current team and the track record that is reflected in public records for the retired portfolio manager.

3.	Portfolio Expense Structure and Expense Ratios
The Acquiring Fund’s expense structures, including expense limitations, are identical to the Acquired Fund.

4.	Asset Size
The Assets in the Acquired Fund are currently $47.8 million. There are no assets in the Acquiring Fund. When the pervious portfolio manager was running the fund, the portfolio had several billion dollars in the fund, and therefore, there are few similarities in portfolio size.

5.	Portfolio Composition
It is anticipated that the portfolio holdings will be brought over from the Acquired Fund and that post-reorganization, the Acquiring Fund will maintain the majority of the original holdings, with no plans for substantial changes.

Conclusion
In light of the foregoing, the Trust notes that the Acquired Fund has changed its strategies, its entire portfolio management team and that the track records of the accounts run by this team and that of the Acquired Fund are materially different to the extent that publishing the Acquired Fund’s track record will be materially misleading to the public. Therefore, it determined that it is appropriate that the Shelton International Select Equity Fund was determined to be the accounting survivor.